GREENLANE HOLDINGS, INC.

1095 Broken Sound Parkway, Suite 300

Boca Raton, FL 33487

April 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Filing Desk

Re: Greenlane Holdings, Inc.

Registration Statement on Form S-3/A (File No. 333-257654)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Greenlane Holdings, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its amendment No. 1 (the “Amendment”) to its effective Registration Statement on Form S-3/A (No. 333-257654), together with all exhibits thereto (the “Registration Statement”). Based on a conversation between a member of the staff of the Securities and Exchange Commission and our outside legal counsel, the Registrant has determined to withdraw the Amendment and provide the disclosure required by Instruction 7 to General Instruction I.B.6 of Form S-3 in a prospectus supplement to the Registration Statement. The Amendment has not been declared effective by the Securities and Exchange Commission and no shares of the Registrant’s Class A common stock, par value $0.01 per share, have been offered or sold under the Registration Statement since the filing of the Amendment. The Company is solely withdrawing the Amendment and not the Registration Statement.

Please address any questions you may have to Justin R. Salon, Morrison & Foerster LLP, 2100 L Street NW, Suite 900, Washington, DC 20037, telephone number (202) 887-8785.

Thank you for your assistance with this matter.

Very truly yours,

GREENLANE HOLDINGS, INC.

By:	/s/ William Mote
Name: William Mote
Title: Chief Financial Officer

cc:	Taylor Beech,
U.S. Securities and Exchange Commission
Justin R. Salon,
Morrison & Foerster LLP